Free Writing Prospectus dated February 8, 2021

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated February 8, 2021

Registration Statement No. 333-228926

Free Writing Prospectus

Zomedica Corp. (the “Company”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated February 8, 2021 and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

The information in this free writing prospectus supplements the preliminary prospectus supplement dated February 8, 2021, as follows:

Zomedica Corp. Increases Previously Announced Bought Deal Offering of Common Shares to $173.5 Million

Ann Arbor, Mich. - (GLOBE NEWSWIRE) February 8, 2021 – Zomedica Corp. (NYSE American: ZOM), (“Zomedica” or the “Company”), a  veterinary health company creating point-of-care diagnostics products for dogs and cats, today announced that, due to demand, the underwriter has agreed to increase the size of the previously announced public offering and purchase on a firm commitment basis 91,315,790 common shares of Zomedica, at a price to the public of $1.90 per share, less underwriting discounts and commissions. The closing of the offering is expected to occur on or about February 11, 2021, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

Zomedica also has granted to the underwriter a 30-day option to purchase up to 13,697,368 additional common shares at the public offering price, less underwriting discounts and commissions.

The gross proceeds are expected to be approximately $173.5 million, before deducting underwriting discounts and commissions and other offering expenses payable by Zomedica. Zomedica intends to use the net proceeds from the offering for the continued development of its diagnostic platforms, including making milestone payments, if any, as they come due, under its existing license and collaboration agreements, for strategic acquisitions if and when they become available, and other general corporate and working capital purposes and may use a portion of the net proceeds to repurchase some or all of its outstanding Series 1 Preferred Shares, although no agreement has been reached with respect to the terms or conditions of any such repurchase.

A shelf registration statement on Form S-3 (Registration No. 333-228926) relating to the securities being offered was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on January 30, 2019. The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering were filed with the SEC and are available for free on the SEC's website located at http://www.sec.gov. When available, electronic copies of the final prospectus supplement and accompanying base prospectus relating to the public offering may be obtained by contacting H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (646) 975-6996, or by email to placements@hcwco.com.

The common shares are not being offered to residents of Canada or persons in Canada. The common shares are being sold on the basis of prospectus exemptions under applicable Canadian securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplement and accompanying base prospectus forming a part of the effective registration statement.

About Zomedica

Based in Ann Arbor, Michigan, Zomedica (NYSE American: ZOM) is a veterinary health company creating products for dogs and cats by focusing on the unmet needs of clinical veterinarians. Zomedica’s product portfolio will include innovative diagnostics and medical devices that emphasize patient health and practice health. It is Zomedica’s mission to provide veterinarians the opportunity to increase productivity and grow revenue while better serving the animals in their care. For more information, visit www.ZOMEDICA.com.

Follow Zomedica

  Email Alerts: http://investors.zomedica.com
  LinkedIn: https://www.linkedin.com/company/zomedica

Forward-Looking Statements
Except for statements of historical fact, this news release contains certain "forward-looking information" or “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur and include statements relating to Zomedica’s expectations regarding the public offering. Although we believe that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, performance or achievements. Consequently, there is no representation that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors that could cause the results to differ materially from those expressed in the forward-looking information include, but are not limited to: market and other conditions, the completion of the public offering, the satisfaction of customary closing conditions related to the public offering and the intended use of net proceeds from the public offering. There can be no assurance that Zomedica will be able to complete the public offering on the anticipated terms, or at all, as well as uncertainty as to whether our strategies and business plans will yield the expected benefits; uncertainty as to the timing and results of development work and pilot and pivotal studies, uncertainty as to the likelihood and timing of regulatory approvals, availability and cost of capital; the ability to identify and develop and achieve commercial success for new products and technologies; veterinary acceptance of our products; competition from related products; the level of expenditures necessary to maintain and improve the quality of products and services; changes in technology and changes in laws and regulations; our ability to secure and maintain strategic relationships; risks pertaining to permits and licensing, intellectual property infringement risks, risks relating to future clinical trials, regulatory approvals, safety and efficacy of our products, the use of our product, intellectual property protection, risks related to the novel coronavirus disease 2019 (“COVID-19”) and its impact upon Zomedica’s business operations generally, including Zomedica’s ability to develop its diagnostic products, and the other risk factors disclosed in the prospectus supplement and the accompanying base prospectus as well as our filings with the Securities and Exchange Commission and under our profile on SEDAR at www.sedar.com. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking information to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Investor Relations Contact:
PCG Advisory
Kirin Smith, President
ksmith@pcgadvisory.com
+1 646.863.6519